UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

September 5, 2019
Date of Report (date of earliest event reported)

S&T BANCORP, INC
(Exact name of registrant as specified in its charter)

Pennsylvania	0-12508		25-1434426
(State or other jurisdiction of incorporation or organization)	(Commission File Number)		(I.R.S. Employer Identification No.)

800 Philadelphia Street	Indiana	PA	15701
(Address of Principal Executive Offices)			(Zip Code)
(800) 325-2265
Registrant's telephone number, including area code

(Not applicable)
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $2.50 par value	STBA	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 - Other Events.
On September 5, 2019, S&T Bancorp, Inc. (“S&T”) and DNB Financial Corporation (“DNB”) issued a joint press release announcing that they have received all of the bank regulatory approvals required in connection with S&T’s previously announced proposed acquisition of DNB, the holding company for DNB First, National Association. The proposed acquisition remains subject to approval by DNB shareholders at a special meeting of DNB shareholders scheduled for September 25, 2019 and the satisfaction or waiver of other customary closing conditions. A copy of the joint press release is attached hereto as Exhibit 99.1.

Item 9.01 - Financial Statements and Exhibits
(d) Exhibits.

Exhibit No.	Description of Exhibit
99.1	Press Release, dated September 5, 2019

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This report contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the proposed merger and the expected returns and other benefits of the proposed merger to shareholders. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements, and there can be no assurances that: the proposed merger will close when expected or the expected returns and other benefits of the proposed merger to shareholders will be achieved. Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the time frames expected or at all, or may be more costly to achieve; that the merger transaction may not be timely completed, if at all; that prior to completion of the merger transaction or thereafter, the parties’ respective businesses may not perform as expected due to transaction-related uncertainties or other factors; that the parties are unable to implement successful integration strategies; that the required shareholder approvals or other closing conditions are not satisfied in a timely manner, or at all; reputational risks and the reaction of the parties’ customers to the merger transaction; diversion of management time to merger-related issues; and other factors and risk influences contained in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in S&T Bancorp’s Form 10-K for the fiscal year ended December 31, 2018 and other documents subsequently filed by S&T Bancorp with the SEC, and in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in DNB Financial Corporation’s Form 10-K for the fiscal year ended December 31, 2018 and other documents subsequently filed by DNB Financial Corporation with the SEC. Consequently, no forward-looking statement can be guaranteed. Neither S&T Bancorp nor DNB Financial Corporation undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
IMPORTANT ADDITIONAL INFORMATION
In connection with the proposed merger, S&T Bancorp has filed with the SEC a Registration Statement on Form S-4 (File No. 333-232611) that includes a proxy statement for the shareholders of DNB Financial Corporation and a prospectus for S&T Bancorp. The Registration Statement was declared effective on August 21, 2019, and DNB Financial Corporation mailed the final proxy statement/prospectus to its shareholders on or about August 22, 2019. S&T Bancorp and DNB Financial Corporation also plan to file other documents with the SEC regarding the proposed merger. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The registration statement and the proxy statement/prospectus, as well as other filings containing information about S&T Bancorp and DNB Financial Corporation, is available, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and the proxy statement/prospectus, as well as other filings containing information about S&T Bancorp and DNB Financial Corporation, can also be obtained, without charge, from S&T Bancorp’s website (http://www.stbancorp.com), under the heading “Investor Relations,” and on DNB Financial Corporation’s website, at http://investors.dnbfirst.com, under the heading “Investor Relations.”
PARTICIPANTS IN THE SOLICITATION
S&T Bancorp, DNB Financial Corporation and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding S&T Bancorp’s directors and executive officers is available in its proxy statement for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on April 5, 2019. Information regarding DNB Financial Corporation’s directors and executive officers is available in its proxy statement for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on March 13, 2019. These documents may be obtained for free at the SEC’s website at www.sec.gov. Other information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is included in the proxy statement/prospectus and other relevant materials filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned thereunto duly authorized.

S&T Bancorp, Inc.
/s/ Mark Kochvar
September 5, 2019	Mark Kochvar Senior Executive Vice President, Chief Financial Officer